# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: StageWise Strategies Corp., CIK 0001999261
CUSIP: 85254A101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 64/2 Mahtumquli Street, Yashnobod District, Tashkent, Uzbekistan (2K), 100000
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0002140692
Persons authorized to receive notices and communications: Jakhongir A.Artikkhodjaev, 64/2 Mahtumquli Street, Yashnobod District, Tashkent, Uzbekistan (2K), 100000, 998 97 750 66 60

## Reporting persons
- Jakhongir Abidovich Artikkhodjaev (CIK 0002140692): type of reporting person: individual (IN); citizenship or place of organization: Uzbekistan (2K); source of funds: personal funds (PF); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (79.3% of the class)
  Comment: (1) includes the 4,000,000 shares of common stock held by Tourism and Entertainment Group LLC, a Uzbekistan limited company, in which Jakhongir Abidovich Artikkhodjaev holds over 99% of the outstanding ownership interests.
- Tourism and Entertainment Group LLC ("TEG LLC"): type of reporting person: other (OO); citizenship or place of organization: Uzbekistan (2K); source of funds: working capital (WC); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (79.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: StageWise Strategies Corp.
Address of issuer's principal executive offices: 64/2 Mahtumquli Street, Yashnobod District, Tashkent, Uzbekistan (2K), 100000

## Item 2. Identity and Background
Name of person filing: This statement is filed by (1) Jakhongir Abidovich Artikkhodjaev, the Chairman and principal shareholder of TEG LLC; and (2) TEG LLC.
Residence or business address: The business addresses of both Jakhongir Abidovich Artikkhodjaev and TEG LLC is 64/2 Mahtumquli Street, Yashnobod District, Tashkent 100000 Uzbekistan.
Present principal occupation or employment: Jakhongir Abidovich Artikkhodjaev is the founder, chairman and principal shareholder of TEG LLC, a Uzbekistan limited liability company, which has a principal business address of 64/2 Mahtumquli Street, Yashnobod District, Tashkent 100000 Uzbekistan.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Jakhongir Abidovich Artikkhodjaev is a citizen of Uzbekistan and TEG LLC is a Uzbekistan limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 5, 2026, Jakhongir Abidovich Artikkhodjaev entered into an agreement on the transfer of a contribution to the charter fund of Tourism and Entertainment Group LLC (the "Contribution Agreement") with TEG LLC. Mr. Artikkhodjaev owns substantially all of the outstanding interests of TEG LLC. Pursuant to the Contribution Agreement, Mr. Artikkhodjaev transferred 1,000,000 shares of common stock of the Issuer to TEG LLC (the "Transfer"), for an aggregate price of US$138,268 (US$0.138 per share). The transfer closed on October 5, 2026. As the result of the Transfer, Mr. Artikkhodjaev's ownership of shares of the Issuer was reduced from 1,000,000 shares to 0 shares, and TEG LLC acquired ownership of 1,000,000 shares of common stock of the Issuer. Mr. Artikkhodjaev beneficially owns approximately 79.3% of the issued and outstanding shares of common stock of the Issuer and TEG LLC beneficially owns approximately 79.3% of the issued and outstanding shares of common stock of the issuer, based on 5,044,334 shares of common stock issued and outstanding.

TEG LLC, which is one of the reporting persons, and is the controlling shareholder of the Issuer and a principal equity holder in TEG SPV, LLC, a limited liability company organized under the laws of the Republic of Uzbekistan ("TEG SPV"), is a party to a Share Exchange Agreement, dated October 6, 2026, the terms of which provide for the Issuer to acquire substantially all of the equity interests of TEG SPV and pursuant to which TEG SPV will, upon the closing of such transaction, become the wholly-owned subsidiary of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) of this Schedule 13D is hereby amended and restated in its entirety as follows: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. As a result of the transfer of shares described herein, Mr. Artikkhodjaev's beneficial ownership is approximately 79.3% of the Issuer's shares of common stock issued and outstanding and TEG's beneficial ownership is approximately 59.5% of the Issuer's shares of common stock outstanding, based on 5,044,334 shares of common stock issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction involving the shares of common stock of the Issuer since the most recent filing on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from, the sale of the shares of common stock reported herein as beneficially owned by each of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Except as described in this Item 6 and otherwise described in this Schedule 13D, the Reporting Persons have not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the shares of common stock of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibits
English translation of the agreement on the transfer of a contribution to the charter fund of Tourism and Entertainment Group LLC.

## Signatures
- Jakhongir Abidovich Artikkhodjaev: /s/ Jakhongir Abidovich Artikkhodjaev, Jakhongir Abidovich Artikkhodjaev, Individual (10/07/2026)
- Tourism and Entertainment Group LLC ("TEG LLC"): /s/ Abduvakhitov Rustam, Abduvakhitov Rustam, General Director of TEG LLC (10/07/2026)